SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 14, 2012, with the report for the nine-month period ended on March 31, 2012, filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated May 14, 2012, the Company filed the report for the nine-month period ended on March 31, 2012, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

	In thousand of Ps.
1- PERIOD RESULTS	03-31-12	03-31-11
Ordinary income	67,116	141,762
Extraordinary income	-	-
Net income	67,116	141,762

2- SHAREHOLDERS’ EQUITY

Outstanding shares	496,562	496,560
Treasury shares	5,001	5,001
Total subscribed capital	501,563	501,561
Restatement for capital stock – Outstanding shares	164,561	164,561
Restatement for capital stock -Treasury shares	1,657	1,657
Additional paid in capital	879,342	879,334
Non-capitalized contributions	1,845	-
Technical revaluations	-	-
Statutory reserve	42,922	32,293
Reserve for new projects	389,202	320,064
Long-term incentive program reserve	2,675	-
Retained earnings	71,692	75,039
Temporary exchange difference	137,319	126,436
TOTAL SHAREHOLDERS’ EQUITY	2,192,778	2,100,945

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was $501,562,534 – divided into 501,562,534 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 189,051,574 shares, representing 37.69% of the issued subscribed capital stock.

In addition, as of March 31, 2012, 307,510,206 common, registered, non-endorsable shares of $ 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.31% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,000,754 treasury shares as of March 31, 2012, representing 1.00% of its subscribed and issued stock capital.

It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants have been amended: the ratio of shares to be issued per warrant is 0.35100598 and the exercise price per share to be acquired is US$ 1.5954. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 563,915,285. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 29,691,778 common shares, representing an interest of 38.79% over the subscribed capital, i.e. 218,743,352 shares.

Below are the highlights for the nine-month period ended March 31, 2012:

•	Operating income was ARS 501.8 million, a fall of 2.1% as compared to the same period of the previous fiscal year.

•	Net income for the nine-month period was ARS 67.1 million, 52.7% lower than in the same period of 2011, explained mainly by exchange rate differences and higher financial losses.

•
During this period, the core agricultural region of Argentina experienced a severe drought caused by the “La Niña” effect. Soybean and Corn projected production in Argentina is expected to be 42.5 million tons and 21.5 million tons, respectively. These data represent falls of 19.8% and 17.3% compared to 53.0 million tons and 26.0 million tons projected a year ago.

•
The company anticipated this weather effect and has postponed planting and applied specific processes aimed at reducing its impact. We expect the effect to be higher in the farms leased from third parties (located in the affected area), as our own farms are located mainly in non-affected areas.

•
Crop production grew by 540.5% compared to the first nine months of fiscal year 2011, reaching 870.2 thousand tons, as a result of the consolidation of our subsidiary BrasilAgro and the late harvesting of part of the corn plantations in our Argentine farms.

•
The Beef cattle segment recorded a year-on-year increase in beef production close to 40.9%, generating a 73.6% increase in production income from this segment. Operating income from this segment fell 77.5%, mainly because holding results were ARS 55.9 million lower. This decrease is explained by the fact that beef cattle prices grew at a smaller pace.

•
As concerns milk production, we have continued to observe productivity increases thanks to the consolidation of production in our “El Tigre” dairy facility. During this period, our milking herd generated 22.5 liters per milking cow per day, 16.8% higher than during the same period of fiscal year 2011.

•	During this fiscal year we developed 34,157 hectares in the whole region, 8,607 of which were placed into production during this season.

•
After the closing of this period we purchased 570,000 American Depositary Receipts (“ADRs”) issued by IRSA, representing 0.985% of the total outstanding shares of such company, for a total price of US$ 4.91 million. In this way, CRESUD’s interest in IRSA increased to 64.20%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: May 14, 2012